Novogen and CanTx Experimental Drug, Trx-1, Proves Effective in Vivo

Experimental drug designed to fight abdominal cancers passes important test

SYDNEY, March 18, 2014 /PRNewswire/ -- Novogen Limited [ASX:NRT; NASDAQ:NVGN] and its joint venture company with Yale University, CanTx Inc, today announced an important milestone with lead candidate drug, Trx-1, demonstrating a potent anti-cancer effect in mice xenografted with human ovarian cancer stem cells.

CanTx is seeking a novel approach to the treatment of abdominal cancers, by developing a product to be administered intra-peritoneally with the ability to seek out tumor cells and to eliminate the full hierarchy of cells within tumors. The final product is envisaged to be Trx-1 in a 'smart' drug delivery system.

The first key step in that process was confirmation that Trx-1 alone would be effective. The study reported on today provides that confirmation.

The study was conducted in the laboratories of Gil Mor, M.D., Ph.D, Professor of Obstetrics, Gynecology and Reproductive Science at Yale School of Medicine, and involved an animal model for ovarian cancer considered to be highly representative of the clinical situation. In this model, ovarian cancer stem cells obtained from a patient with refractory ovarian cancer are injected intra-peritoneally, where they grow in a disseminated manner, forming multiple tumors in locations that resemble those observed in patients with ovarian cancer.

"Until now, we have not been able to identify a drug from any company that is effective in this model. So it is very exciting to observe an anti-tumoral effect with Trx-1," Prof. Mor said.

"But this is just the first step. We needed to establish the anti-cancer credentials of Trx-1 on its own. The second step that we hope to report on very soon is the final product of Trx-1 in a 'smart' delivery system, rather than the standard cyclodextrin carrier used in this study. The advantage of an intra-peritoneal product is that it delivers drug directly to where it is needed," Prof. Mor continued. "And while we are focusing for the moment on ovarian cancer, there is every reason to believe that the same strategy will be applicable to other types of tumors contained within the abdominal cavity, such as pancreatic and colorectal cancers."

"This represents a key inflection point for the Company and its super-benzopyran drug technology platform. The usual test of showing that a drug can stop the growth of standard cancer cell lines implanted under the skin of athymic mice is an important STOP: GO step for any experimental anti-cancer drug, but hardly an ultimate test," said Graham Kelly, Ph.D., Novogen and CanTx CEO. "Prof. Mor set us an ultimate test by setting out to replicate as much as possible the clinical situation. These ovarian cancer stem cells produce tumors comprising daughter cells that are highly chemo-resistant as well as being highly aggressive and tumorigenic."

"Trx-1 had shown high potency against human ovarian cancer stem cells and their daughter cells in vitro, leading us to believe that it is the first drug to be effective across the full spectrum of ovarian cancer cells at the same dosage, but this was the evidence that we needed to progress this drug into the clinic," Dr. Kelly said.

About Ovarian Cancer
The American Cancer Society estimates that over 22,000 women will be diagnosed with ovarian cancer during 2013 and 14,230 American women will die from the disease. It ranks fifth in cancer deaths among women, accounting for more deaths than any other cancer of the female reproductive system. This cancer mainly develops in older women. About half of the women who are diagnosed with ovarian cancer are 63 years or older. It is more common in white women that African-American women.

About Novogen Limited
Novogen is a public, Australian biotechnology company whose shares trade on both the Australian Securities Exchange ('NRT') and NASDAQ ('NVGN'). The Company is based in Sydney, Australia, and with a U.S. office in New Haven, Connecticut. The Company has two main drug technology platforms known as super-benzopyrans (SBP) and anti-tropomyosins (ATM). SBP drugs target cancer stem cells and are being developed for the treatment of ovarian cancer and glioblastoma. ATM drugs target the cancer cell cytoskeleton and are being developed for the treatment of melanoma, prostate cancer and neuroblastoma. Novogen has entered into a joint venture with Yale University known as CanTx Inc. with the aim of developing personalized chemotherapy for patients with ovarian cancer.

Further information is available on the Company's website, www.novogen.com.

For Further Information Contact:

Investors	Media
In the USA David Carey/Tanner Kaufman Lazar Partners +1 212-867-1762 Novogen@lazarpartners.com In Australia Rudi Michelson Monsoon Communications 03 9620 3333 rudim@monsoon.com.au

In the USA

Hollister Hovey/Allison Parks

Lazar Partners

+ 1 212-867-1762

Novogen@lazarpartners.com

In Australia

Dr. Douglas Pretsell

Instinctif Partners

+61 (0)3 9657 0706

In ROW

Sue Charles/Stefanie Bacher

Instinctif Partners

+44 (0)20 7457 2020

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